

Mail Stop 3030

July 31, 2009

Via U.S. Mail and Facsimile to (713) 609-2101

Nicol G. Graham
Chief Financial Officer
Houston Wire & Cable Company
10201 North Loop East
Houston, TX 77029

> **Re:** **Houston Wire & Cable Company**
> **Form 10-K for the Fiscal-Year ended December 31, 2008**
> **Filed March 16, 2009**
> **Form 10-Q for the Fiscal-Quarter ended March 31, 2009**
> **Form 10-Q/A for the Fiscal-Quarter ended March 31, 2009**
> **File No. 000-52046**

Dear Mr. Graham:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2008

Item 11. Executive Compensation, page 48

1.   We note that according to page 14 of your proxy statement, which you incorporate by reference, Mr. Graham may earn an additional cash bonus if you achieve certain sales thresholds with respect to certain products. He may also earn a bonus if you acquire businesses that meet established financial goals. In future filings, please disclose the sales thresholds and financial goals of acquired business that are required for Mr. Graham to earn part or all of this additional cash bonus. To the extent that you believe that disclosure of targets is not required because it would result in competitive harm such that you may exclude this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response a detailed explanation for such conclusion.

2.   According to the table on page 18 of your proxy statement, Mr. Graham was awarded options to purchase 10,000 shares of stock. In future filings, to the extent applicable, please expand your discussion of this element of your compensation to address awards to each named executive officer.

3.   In the first paragraph of your Summary Compensation Table section on page 17 of your proxy, you state that Mr. Sorrentino and Mr. Graham are your only executive officers. We note that an "executive officer" is identified by his function, rather than his title. According to Rule 405 of the Securities Act:

        "the term 'executive officer,' when used with reference to a registrant, means its president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policymaking function or any other person who performs similar policy-making functions for the registrant." [*Emphasis Added*]

        In your response, please tell us whether there are any persons, other than Mr. Sorrentino and Mr. Graham, who perform the policy-making functions outlined in Rule 405 and whose total compensation for the last completed fiscal year exceeds $100,000. See also footnote 327 of Final Rule Release No. 33-8732A, Executive Compensation and Related Person Disclosure, dated September 8, 2006.

Form 10-Q for the Fiscal Quarter ended March 31, 2009

Exhibit 31

4. We note that the identification of the certifying individual at the beginning of the Section 302 certification required by Item 601(b)(31) of Regulation S-K also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Form 10-Q/A for the Fiscal Quarter ended March 31, 2009 filed May 19, 2009

5. We note that you filed an amendment to your March 31, 2009 Form 10-Q which improperly excluded the Section 302 and Section 906 certifications required by Item 601(b)(31) and Item 601(b)(32) of Regulations S-K, respectively. Please file an amendment to your Form 10-Q that includes the entire amended text of Item 1 of the Form 10-Q together with Section 302 and 906 certifications.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Gabe Eckstein at (202) 551-3286 or Daniel Morris at (202) 551-3314 if you have questions on other comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant